Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

March 20, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Brion Thompson, Esq.

Re:	Bridgeway Funds, Inc.
File Nos. 33-179672 and 811-08200

Dear Mr. Thompson:

This letter (the “Response Letter”) responds to each of the comments provided orally to me on March 12, 2012, regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Bridgeway Funds, Inc. (the “Registrant”).  The Registration Statement was filed to register Class N shares to be issued by the Ultra-Small Company Fund (the “USC Fund”), a series of the Registrant, in connection with the conversion of all of the shares of the Micro-Cap Limited (the “MCL Fund”), also a series of the Registrant, into that number of full and fractional shares of common stock, par value of $0.001 per share (the “Shares”), of the USC Fund (the “Reorganization”), pursuant to the Plan of Reorganization included in the Registration Statement.

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  The revisions indicated below will be included in the Registrant’s subsequent filing under Rule 497 related to the Registration Statement.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

Mr Brion Thompson, Esq.
U.S. Securities and Exchange Commission
March 20, 2012

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.
Comment:  In the “Key Questions & Answers” section, please include a question and answer with regard to a comparison between the total annual fund operating expenses between the MCL Fund and the pro forma combined USC Fund (i.e., how expenses will change, if at all, for shareholders).

Response: Registrant has revised as requested.

The following question and answer will be added to the “Key Questions & Answers” section:

How do the Funds’ total expenses compare?

Over the long-term, the USC Fund is expected to have lower expenses than the MCL Fund.  However, due to the performance-based fee structure of the MCL Fund, the management fee and total annual fund operating expenses of the MCL Fund are currently below the pro forma combined USC Fund.

2.	Comment: In the Expense Tables and Expense Examples, please delete the title of the third column or row, as appropriate, and replace with “Ultra-Small Company Fund (Pro Forma Combined).”

Response: Registrant has revised as requested.

3.
Comment: (i) Please add the costs of the Reorganization to the “Costs of the Reorganization” section and reflect such amounts in the Response Letter.  (ii) Please assess the reasonableness of the costs of the Reorganization and reflect such assessment in the Response Letter.  (iii) Please also reflect such assessment in the “Costs of the Reorganization” section.

Response: (i) Registrant has revised the “Costs of the Reorganization” section to reflect the total Reorganization costs and estimated proxy solicitation costs, which are part of the total Reorganization costs.  These costs are $84,300 and $14,300, respectively.  (ii) Registrant has assessed the reasonableness of the costs of the Reorganization and notes specifically that the Adviser will bear the Reorganization costs of both the MCL Fund and USC Fund (excluding brokerage costs, if any).  (iii) Registrant believes that the current disclosure indicating that the Adviser will bear the Reorganization costs (excluding brokerage costs, if any) is sufficient for these purposes.

Mr Brion Thompson, Esq.
U.S. Securities and Exchange Commission
March 20, 2012

4.	Comment: In the Capitalization Table, please delete the title to the fourth column, and replace with “Ultra-Small Company Fund (Pro Forma Combined).”

Response: Registrant has revised as requested.

5.	Comment: In the financial statements, please mark each schedule or statement as “unaudited.”

Response: Registrant has revised as requested and where appropriate.

6.
Comment: In the pro forma combined schedule of investments, please footnote those securities of the MCL Fund that will be sold for purposes of aligning the MCL Fund’s portfolio with the USC Fund’s portfolio in anticipation of the Reorganization.

Response: Registrant does not anticipate that any securities of the MCL Fund as indicated in the pro forma schedule of investments will be sold prior to the Reorganization for purposes of aligning the MCL Fund’s portfolio with the USC Fund’s portfolio, other than those securities that may be sold by the MCL Fund in the ordinary course of business.  Therefore, Registrant does not believe a footnote is required.

7.	Comment: Throughout the financial statements, please replace the title of the column, “Pro Forma Combined,” with “Ultra-Small Company Fund (Pro Forma Combined).”

Response: Registrant has revised as requested.

8.	Comment: In your Response Letter, please include the standard Tandy Representation.

Response: Registrant has included the standard Tandy Representation on the first page of this Response Letter.

9.	Comment: Please file the Response Letter before the effective date of the Registration Statement.

Response: Registrant has filed this Response Letter before the effective date of the Registration Statement.

Mr Brion Thompson, Esq.
U.S. Securities and Exchange Commission
March 20, 2012

*  *  *

 Please do not hesitate to contact me at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J, Zimmerman, Esq.

cc:           Michael Mulcahy
Tammira Philippe
Debbie Hanna
Prufesh R. Modhera, Esq.